

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via Email
John C. Hansen
President and Chief Executive Officer
Santa Lucia Bancorp
7480 El Camino Real
Atascadero, California 93422

> **Re: Santa Lucia Bancorp**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2011**
> **File No. 000-51901**

Dear Mr. Hansen:

We have reviewed your amended preliminary proxy statement and response letter dated August 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent you provide investors with financial statements, please revise to include June 30, 2011 financial statements. Regardless of whether you provide investors with financial statements, please update your financial disclosure throughout your proxy to be current as of June 30, 2011.

Proposal 1: The Merger

Background of the Merger

Discussions and Negotiations between Santa Lucia Bancorp, Carpenter and Mission, page 30

2. We note your response to comment 3 in our letter dated August 9, 2011 that the CEO and Chairman of Mission Bancorp met informally with one of Santa Lucia's board members

to express potential interest in acquiring Santa Lucia and SL Bank. Please revise to explain how this meeting originated. Specifically, please explain how the parties came to be in contact with each other and when discussions, including email correspondence or telephone conversations, regarding a potential meeting were initiated.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3583 with any questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Staff Attorney

cc: Via Email
       Kenneth E. Moore
       Stuart Moore Attorneys At Law